SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 1
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934

AURASOUND, INC.
(Name of Subject Company (Issuer))

Warrants to Purchase Common Stock, $0.001 Par Value
(Title of Class of Securities)

05153H 205
(CUSIP Number of Class of Securities (Underlying Common Stock))

Arthur Liu
Chief Executive Officer
AuraSound, Inc.
11839 East Smith Avenue
Santa Fe Springs, California 90670
(562) 447-1780
(Name, Address, and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

With copies to:

Kevin Friedmann, Esq.
Richardson & Patel LLP
152 West 57th Street, 4th Floor
New York, New York 10019
Telephone:  (212) 561-5559
Facsimile:  (917) 591-6898

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing fee*
$1,213,889	$67.74
*The amount of the filing fee is calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67.74 Form or Registration No.: 005-80848 Filing Party: AuraSound, Inc. Date Filed: September 16, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO initially filed pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, with the Securities and Exchange Commission on September 16, 2009 by AuraSound, Inc. (“AuraSound” or the “Company”) in connection with the Company's offer to modify certain outstanding warrants for the purchase of shares of the Company’s common stock, $0.001 par value per share, upon the terms and subject to the conditions set forth in the Offer to Modify Certain Outstanding Warrants dated September 16, 2009 as amended on October 1, 2009.

Item 1.                                Summary Term Sheet

The information set forth under “Summary Term Sheet” in the “First Amended Offer to Modify Certain Outstanding Warrants”, commencing September 16, 2009 (the “Offer”), attached hereto as Exhibit (a)(1)(B), is incorporated herein by reference

Item 2.                                Subject Company Information

Name and Address:  AuraSound, Inc. is the name of the issuer.  The location of the issuer’s principal executive office is 11839 East Smith Avenue, Santa Fe Springs, California 90670.  The telephone number of the issuer’s principal executive office is (562) 447-1780.

Securities:  This Offer covers warrants to purchase shares of our Common Stock, $0.001 par value.  Each of the eligible warrants includes an anti-dilution provision.  The Offer provides to the holders of the warrants the opportunity to voluntarily amend their warrants upon the terms and subject to the conditions described in the Offer and the related Waiver, Release and Warrant Modification Agreement attached hereto as Exhibits (a)(1)(B) and (a)(1)(E), respectively.  As of September 16, 2009, there were 17 holders of warrants eligible to participate in the Offer, representing the right to purchase an aggregate of 14,566,667 shares of the Company’s Common Stock.  The warrant exercise price is $1.50 per share.  The information set forth in the Offer under Part III, Section 1 (“Eligibility”) and Section 11 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”) is incorporated herein by reference.

Trading Market and Price:  The information set forth in the Offer under Part III, Section 8, “Price Range of Our Common Stock”, is hereby incorporated by reference.  There is no public market for the warrants that are the subject of this Offer.

Item 3.                                Identity and Background of Filing Person

AuraSound, Inc. is the filing person.  The address and telephone number of the filing person is set forth in Item 2 above.

The following are the directors and executive officers of AuraSound, Inc.:

Arthur Liu	Chief Executive Officer, Chief Financial Officer and director
Amy Liu	Director
Robert Pearson	Director
Judie Rothenberger	Director

The address of each of the above named individuals is c/o AuraSound, Inc., 11839 East Smith Avenue, Santa Fe Springs, California 90670.  The telephone number at that address is (562) 447-1780.

Item 4.                                Terms of the Transaction

(a)           Material Terms of the Offer.  The following sections of the Offer contain information regarding the material terms of the transaction and are incorporated herein by reference:

•	Summary Term Sheet (in question and answer format);

•	Part III, The Offer.

(b)           Purchases.  No securities will be purchased from officers or directors.

Item 5.                                Past Contacts, Transactions, Negotiations and Agreements

The information set forth in Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 6.                                Purposes of the Transaction and Plans or Proposals

(a)           Purposes.  The information set forth in the Offer at Part I, “Summary Term Sheet”, and Part III, Section 3, “Purpose of the Offer”, is incorporated herein by reference.

(b)           Use of Securities Acquired.  No securities will be acquired in the transaction described in the Offer.

(c)           Plans.  The information set forth in the Offer at Part III, Section 10, “Information Concerning AuraSound, Inc.” is incorporated herein by reference.

Item 7.                                Source and Amount of Funds or Other Consideration

(a)           Source of Funds.  We are not acquiring securities and we will have no obligation to pay cash consideration to the participants in the Offer.  Participants in the Offer are being asked to amend their warrants to delete an anti-dilution provision.

(b)           Conditions.  The information set forth in the Offer at Part III, Section 7, “Conditions of the Offer”, is incorporated herein by reference.

Item 8.                                Interest in Securities of the Subject Company

(a)           Securities Ownership.  The information set forth in the Offer at Part I, Section G, “Interests of Directors and Executive Officers in the Offer”, is incorporated herein by reference.

(b)           Securities Transactions.  The information set forth in the Offer at Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 9.                                Persons/Assets, Retained, Employed, Compensated or Used

The information set forth in the Offer at Part III, Section 16, “The Offer - Fees and Expenses”, is incorporated herein by reference.

Item 10.                      Financial Statements

(a)           Financial Information.  The information set forth in Item 8 (“Financial Statements and Supplementary Data”) of our Form 10-K for the fiscal year ended June 30, 2009 is incorporated herein by reference.

(b)           Pro Forma Information.  Not applicable

Item 11.                      Additional Information

(a)           Agreements, regulatory requirements and legal proceedings. The information set forth in the Offer at Part III, Section 13, “Legal Matters; Regulatory Approvals”, is incorporated herein by reference.

(b)           Other Material Information.  The information set forth in the Offer at Part III, Section 11, “Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Warrants and our Common Stock”, is incorporated herein by reference.

Item 12.                      Exhibits

(a)(1)(A)	Letter from Chief Executive Officer dated October 5, 2009*
(a)(1)(B)	First Amended Offer to Modify Certain Outstanding Warrants*
(a)(1)(C)	Instructions to Transmittal Letter and Transmittal Letter*
(a)(1)(D)	Instructions to Notice of Withdrawal and Notice of Withdrawal*
(a)(1)(E)	Waiver, Release and Warrant Modification Agreement*
(a)(1)(F)	Press Release issued October 5, 2009*
(d)(1)	Promissory Note in the amount of $461,080 dated March 3, 2008 in favor of InSeat Solutions LLC(1)
(d)(2)	Form of Subscription Agreement for Unit Offering made on June 7, 2007(2)
(d)(3)	Form of Warrant to Purchase Common Stock(2)
(d)(4)	Letter of Intent from GGEC America Inc. dated October 6, 2008(3)
(d)(5)	Form of Warrant issued to GP Group, LLC(*)
(d)(6)	Form of Warrant issued to certain Bridge Loan Investors during the period December 2006 through April 2007(4)
(d)(7)	Manufacturing Agreement dated December 12, 2007 between Guoguang Electronic Co. Ltd. and Aurasound, Inc.(5)
(d)(8)	Services, Operations and Management Agreement dated October 8, 2008 between GGEC and Aurasound, Inc.(3)
(d)(9)	Promissory Note in the amount of $50,000 dated May 8, 2008 in favor of InSeat Solutions LLC(6)
(d)(10)	Promissory Note in the amount of $50,000 dated May 15, 2008 in favor of InSeat Solutions LLC(6)
(d)(11)	Promissory Note in the amount of $49,800 dated June 23, 2008 in favor of InSeat Solutions LLC(6)
(d)(12)	Promissory Note in the amount of $49,982 dated July 3, 2008 in favor of InSeat Solutions LLC(6)
(d)(13)	Promissory Note in the amount of $25,000 dated July 31, 2008 in favor of Arthur Liu(6)
(d)(14)	Promissory Note in the amount of $50,000 dated August 6, 2008 in favor of InSeat Solutions LLC(6)
(d)(15)	Promissory Note in the amount of $50,000 dated August 18, 2008 in favor of InSeat Solutions LLC(6)
(d)(16)	Agreement to Convert Debt between InSeat Solutions, LLC and AuraSound, Inc.(7)
(d)(17)	Warrant to Purchase Common Stock issued to InSeat Solutions, LLC(7)

*Filed herewith.
(1)	Incorporated by reference from a Current Report on Form 8-K filed with the Securities and Exchange Commission on March 26, 2008.
(2)	Incorporated by reference from a Current Report on Form 8-K filed with the Securities and Exchange Commission on June 13, 2007.
(3)	Incorporated by reference from a Current Report on Form 8-K filed with the Securities and Exchange Commission on October 9, 2008.
(4)	Incorporated by reference from the registrant’s SB-2 Registration Statement, number 333-144861, which was filed with the Securities and Exchange Commission on July 25, 2007.
(5)	Incorporated by reference from a Current Report on Form 8-K filed with the Securities and Exchange Commission on December 18, 2007.
(6)	Exhibit (d)(9) represents a form of promissory note that was signed for each of exhibits (d)(9) through (d)(15).
(7)	Incorporated by reference from a Current Report on Form 8-K filed with the Securities and Exchange Commission on November 20, 2007.

Item 13.                      Information Required by Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

AuraSound, Inc.

October 5, 2009	By:	/s/ Arthur Liu
Arthur Liu, Chief Executive Officer